UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017.

Commission File Number 001-14598

RICHMONT MINES INC.
(Translation of registrant’s name into English)

161, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

[   ] Yes [ X ] No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXPLANATORY NOTE

Richmont Mines Inc. on September 20, 2017, has distributed Exhibits 99.1 to 99.4 to the applicable Canadian securities regulators. The disclosure documents can also be viewed on the Canadian reporting issuer disclosure website www.sedar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc.
(Registrant)

Date:	September 20, 2017	By :	Mélissa Tardif (signed)

		Name:	Mélissa Tardif

		Title:	Lawyer and Corporate Secretary

Exhibit Index

Exhibit No.	Description

99.1	Material Change Report, dated September 20, 2017
99.2	Arrangement Agreement dated September 11, 2017 between Richmont Mines Inc. and Alamos Gold Inc.
99.3	Voting and Support Agreement dated as of September 11, 2017 between Richmont Mines Inc. and certain securityholders
99.4	Voting and Support Agreement dated as of September 11, 2017 between Richmont Mines Inc. and certain other securityholders.